UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Portillo’s Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

73642K106

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 950

Newport Beach, California 92660

(949) 734-7900

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73642K106

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,421,364
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,421,364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,421,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 73642K106

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest XVII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,693,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,693,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,693,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 73642K106

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,114,956
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,114,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,114,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO, IA

4

CUSIP No. 73642K106

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,114,956
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,114,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,114,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 73642K106

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,114,956
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,114,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,114,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 73642K106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.01 par value per share (the “Shares”), of Portillo's Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2001 Spring Road, Suite 400, Oak Brook, Illinois 60523.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Flagship Master”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engaged Capital Co-Invest XVII, LP, a Delaware limited partnership (“Engaged Capital Co-Invest XVII”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII;
(iv)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and
(v)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of Engaged Capital Flagship Master is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest XVII, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 950, Newport Beach, California 92660.

(c)       The principal business of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII is investing in securities. Engaged Capital is a registered investment advisor and serves as the investment adviser and general partner of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital and the sole member of Engaged Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP No. 73642K106

(f)       Engaged Capital Flagship Master is organized under the laws of the Cayman Islands. Engaged Capital Co-Invest XVII, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,421,364 Shares beneficially owned by Engaged Capital Flagship Master is approximately $51,974,080, including brokerage commissions. The aggregate purchase price of the 1,693,592 Shares beneficially owned by Engaged Capital Co-Invest XVII is approximately $18,349,708, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding potential steps to unlock the intrinsic value of the Issuer’s business, including, but not limited to, optimizing restaurant performance, improving restaurant-level cash on cash returns, enhancing corporate governance (including through potential changes to the composition of the Board) and/or exploring a sale of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

8

CUSIP No. 73642K106

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 61,794,622 Shares outstanding as of July 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 4,421,364 Shares, constituting approximately 7.2% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest XVII directly beneficially owned 1,693,592 Shares, constituting approximately 2.7% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, may be deemed to beneficially own the 6,114,956 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 9.9% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 6,114,956 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 9.9% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 6,114,956 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 9.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of Engaged Capital Flagship Master, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to share the power to vote and dispose of the Shares owned by Engaged Capital Flagship Master. Each of Engaged Capital Co-Invest XVII, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to share the power to vote and dispose of the Shares owned by Engaged Capital Co-Invest XVII.

(c)       Schedule A annexed hereto sets forth all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Except for the swap transaction set forth therein, the counterparty of which is UBS AG London Branch (“UBS”), all of such transactions were effected in the open market.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
9

CUSIP No. 73642K106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Engaged Capital Flagship Master has entered into a certain cash-settled total return swap agreement with UBS as the counterparty (the “Swap Agreement”). Engaged Capital Flagship Master’s swap with UBS constitutes economic exposure to an aggregate of 903,452 notional Shares, representing approximately 1.5% of the outstanding Shares, which has a maturity date of August 16, 2027 and a reference price of $11.7658. The Swap Agreement provides Engaged Capital Flagship Master with economic results that are comparable to the economic results of ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreement (such shares, the “Subject Shares”). Taking into account the Subject Shares, Engaged Capital Flagship Master has economic exposure to an aggregate of 5,324,816 Shares, representing approximately 8.6% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares. The Reporting Persons collectively have economic exposure to an aggregate of 7,018,408 Shares, representing approximately 11.4% of the outstanding Shares.

On August 15, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated August 15, 2024.
10

CUSIP No. 73642K106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2024

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest XVII, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

11

CUSIP No. 73642K106

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Purchase of Class A Common Stock	265,000	9.8166	08/07/2024
Purchase of Class A Common Stock	300,659	10.2233	08/08/2024
Purchase of Class A Common Stock	300,000	10.5616	08/09/2024
Purchase of Class A Common Stock	308,000	10.8311	08/12/2024
Purchase of Class A Common Stock	288,750	11.0044	08/13/2024
Purchase of Class A Common Stock	198,512	10.9424	08/14/2024
Purchase of Cash-Settled Total Return Swap	903,452	11.7658	08/15/2024

ENGAGED CAPITAL CO-INVEST XVII, LP

Purchase of Class A Common Stock	128,854	10.2233	08/08/2024
Purchase of Class A Common Stock	300,000	10.5616	08/09/2024
Purchase of Class A Common Stock	492,000	10.8311	08/12/2024
Purchase of Class A Common Stock	461,250	11.0044	08/13/2024
Purchase of Class A Common Stock	311,488	10.9424	08/14/2024